Aeterna Zentaris Inc.

315 Sigma Drive, Suite 302D
Summerville, South Carolina 29486

August 13, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549

Attention: Christine Westbrook

Re:	Aeterna Zentaris Inc.
Registration Statement on Form F-3
File No. 333-232935

Dear Ms. Westbrook:

Reference is made to the Registration Statement on Form F-3 (File No. 333-232935) filed by Aeterna Zentaris Inc. (the “Company”) with the U.S. Securities and Exchange Commission on August 1, 2019, as amended on August 2, 2019 and August 13, 2019 (the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 5:30 p.m. Eastern Time on Thursday, August 15, 2019, or as soon as practicable thereafter.

Please call Kathryn A. Erickson (+1 312-214-4867) or David P. Hooper (+1 317-231-7333) at Barnes & Thornburg LLP, respectively, to confirm that the Registration Statement has been declared effective. Thank you.

Very truly yours,

Aeterna Zentaris Inc.

By:	/s/ Michael V. Ward
Name:	Michael V. Ward
Title:	President and Chief Executive Officer